Exhibit 2.3

EXECUTION COPY

ASSET PURCHASE AGREEMENT

By and Between

CHEM RX CORPORATION, AND CERTAIN OF ITS SUBSIDIARIES,

AS SELLER,

CHEM RX ACQUISITION SUB, LLC,

AS BUYER

And

PHARMERICA CORPORATION,

AS BUYER’S GUARANTOR

Dated as of September 26, 2010

TABLE OF CONTENTS

ARTICLE 1 PURCHASE AND SALE OF THE ACQUIRED ASSETS		1

1.1	Purchase, Sale and Transfer of Acquired Assets	1
1.2	Excluded Assets	4
1.3	Assumption of Liabilities	5
1.4	Excluded Liabilities	6
1.5	Designation Right Contracts	7
1.6	Limitations on Assignability	7

ARTICLE 2 CONSIDERATION		7

2.1	Consideration	7
2.2	Deposit	7

ARTICLE 3 CLOSING AND DELIVERIES		8

3.1	Closing	8
3.2	Seller’s Deliveries	8
3.3	Buyer’s Deliveries	8

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF SELLER		9

4.1	Corporate Organization	9
4.2	Authorization and Validity	9
4.3	No Conflict or Violation	9
4.4	Government Consents and Approvals	10
4.5	Title to Assets	10
4.6	Law and Legal Proceedings	10
4.7	Environmental Matters	10
4.8	Labor Relations	10
4.9	Validity of Contracts	11
4.10	Intellectual Property	11
4.11	No Brokers or Finders	12
4.12	Employee Benefits	12
4.13	Receivables	12
4.14	Payment Programs	12

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF BUYER		13

5.1	Company Organization	13
5.2	Authorization and Validity	13
5.3	No Conflict or Violation	13
5.4	Consents, Approvals and Notifications	13
5.5	Availability of Funds	14
5.6	No Brokers or Finders	14
5.7	Investigation by Buyer	14

ARTICLE 6 COVENANTS OF SELLER		14

6.1	Actions Before Closing	14
6.2	Conduct of Business Prior to Closing	14
6.3	Consents and Approvals	15
6.4	Access to Properties and Records	15
6.5	Payments and Revenues	16
6.6	Name Change	16
6.7	Preservation of Eligible Records	16
6.8	Notices	17
6.9	Audited Financial Statements	17
6.10	Collective Bargaining Agreements	17

ARTICLE 7 COVENANTS OF BUYER		17

7.1	Actions Before Closing Date	17
7.2	Consents, Approvals and Notifications	17
7.3	Availability of Business Records and Transferred Employees	17
7.4	Payments and Revenues	18
7.5	HSR Approval	18

ARTICLE 8 EMPLOYEES AND EMPLOYEE BENEFITS; RELEASES		19

8.1	Employees	19
8.2	Standard Procedure	19

ARTICLE 9 BANKRUPTCY COURT APPROVAL		19

9.1	Bankruptcy Court Approval	19
9.2	Certain Bankruptcy Undertakings	20
9.3	Break-Up Fee	20
9.4	Non-Solicitation	20

ARTICLE 10 TAXES		20

10.1	Taxes Related to Purchase of Acquired Assets	20
10.2	Proration of Real and Personal Property Taxes	21
10.3	Cooperation on Tax Matters	21
10.4	Retention of Tax Records	21
10.5	Unbilled Transactional Taxes	22
10.6	1060 Allocation	22

ARTICLE 11 CONDITIONS PRECEDENT TO PERFORMANCE BY PARTIES		22

11.1	Conditions Precedent to Performance by Seller	22
11.2	Conditions Precedent to the Performance by Buyer	23

ARTICLE 12 TERMINATION AND EFFECT OF TERMINATION		24

12.1	Right of Termination	24
12.2	Termination Rights	24
12.3	Deposit	25
12.4	Effect of Termination	26
12.5	Specific Performance	26

ARTICLE 13 MISCELLANEOUS		26

13.1	Name Change of Chicago JV	26
13.2	Transition of Permits	26
13.3	Successors and Assigns	26
13.4	Governing Law; Jurisdiction	26
13.5	Warranties Exclusive	27
13.6	No Survival of Representations and Warranties; Post-Closing	27
13.7	Mutual Drafting	27
13.8	Expenses	27
13.9	Broker’s and Finder’s Fees	27
13.10	Severability	27
13.11	Notices	28
13.12	Amendments; Waivers	29
13.13	Public Announcements	29
13.14	Entire Agreement	30
13.15	Parties in Interest	30
13.16	Headings	30
13.17	Construction	30
13.18	Currency	30
13.19	Time of Essence	31
13.20	Counterparts	31
13.21	Further Assurances	31
13.22	Confidentiality Agreement	31
13.23	Buyer’s Parent Guaranty	31

ARTICLE 14 DEFINITIONS		31

14.1	Certain Terms Defined	31

Exhibits
Exhibit A	Bid Procedures
Exhibit B	Bid Procedures Order
Exhibit C	Sale Order

Schedules
Schedule I	Subsidiaries
Schedule 1.1(a)	Excluded Real Estate Leases
Schedule 1.1(d)	Employment Contracts
Schedule 1.1(e)	Customer Contracts; Supplier Contracts; Other Contracts
Schedule 1.1(j)	Acquired Bank Accounts

Schedule 1.1(r)	Assumed Benefit Plans
Schedule 1.2	Excluded Assets
Article 4	Disclosure Schedule
Schedule 6.3	Consents
Schedule 11.2(j)	Buyer Consents
Seller Knowledge Schedule
Ancillary Agreement Schedule

v

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (as amended from time to time, the “Agreement”), dated as of September 26, 2010 (the “Agreement Date”), is made by and between Chem Rx Corporation, a Delaware corporation (the “Parent”), and certain of its wholly-owned subsidiaries set forth on Schedule I (the “Subsidiaries” and collectively with the Parent, “Seller”) and Chem Rx Acquisition Sub, LLC, a Delaware limited liability company (“Buyer”) and PharMerica Corporation, a Delaware corporation (“Buyer’s Guarantor”). Seller and Buyer are each referred to herein as a “Party” and collectively as the “Parties;” provided that Buyer’s Guarantor has executed this Agreement solely for its guaranty obligations set forth in Section 13.23. Capitalized terms used in this Agreement are defined in Article 14.

PREAMBLE

WHEREAS, Seller is a leading institutional pharmacy providing prescription and non-prescription drugs, intravenous medications, durable medical equipment items and surgical supplies to residents of skilled nursing facilities, assisted living facilities and other facilities in the States of New York, New Jersey, Pennsylvania, and Florida (the “Business”);

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, the Acquired Assets (as defined below);

WHEREAS, on May 11, 2010, Seller filed voluntary petitions for relief in the Bankruptcy Court, which are jointly administered under Case No. 10-11567 (the “Bankruptcy Cases”).

WHEREAS, it is intended that the acquisition of the Acquired Assets would be accomplished through the sale, transfer and assignment of the Acquired Assets by Seller to Buyer in a sale undertaken pursuant to §363 of the Bankruptcy Code and that certain executory contracts and unexpired leases will be assumed by Seller and assigned to Buyer pursuant to §365 of the Bankruptcy Code, in each instance, free and clear of all Liens, except such Claims that constitute Assumed Liabilities hereunder or Permitted Liens; and

WHEREAS, Buyer also desires to assume, and Seller desires to assign and transfer to Buyer, the Assumed Liabilities.

NOW, THEREFORE, in consideration of the foregoing and their respective representations, warranties, covenants and undertakings herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer hereby agree as follows:

ARTICLE 1

PURCHASE AND SALE OF THE ACQUIRED ASSETS

1.1 Purchase, Sale and Transfer of Acquired Assets. At the Closing, and upon the terms and conditions herein set forth, Seller shall sell, transfer, assign, convey and deliver to Buyer, and Buyer shall acquire from Seller, all of Seller’s right, title and interest in, to and under (in each case free and clear of any and all Liens or Claims, other than Permitted Liens and Assumed Liabilities) the Acquired Assets. “Acquired Assets” shall mean substantially all of Seller’s assets, including, all direct or indirect, right, title and interests of Seller in and to all the tangible and intangible assets, properties, rents, claims and contracts of Seller, to the extent transferable, including without limitation the following property (but shall exclude the Excluded Assets):

(a) all of Seller’s rights and interests under the leases of real property, except any leases identified on Schedule 1.1(a) hereto, (such acquired leases, the “Real Estate Leases”), including rights to security deposits related thereto (the real property leased by Seller pursuant to the Real Estate Leases, the “Leased Real Property”);

(b) all of Seller’s rights and interests under the easements, rights of way, real property licenses, and other real property entitlements related to the Leased Real Property (the “Entitled Real Property” and, together with the Leased Real Property, the “Assigned Real Property”);

(c) all of (i) Seller’s rights and interests to the buildings, improvements and FF&E now or hereafter located on the Assigned Real Property, subject to limitations set forth in the Real Estate Leases (collectively, the “Improvements”); (ii) Seller’s owned equipment, security devices, furniture, fixtures, tools and other personal property, but excluding any of the foregoing items under capitalized leases and similar instruments not constituting Assigned Contracts (collectively, the “Equipment”); and (iii) any rights of Seller to the warranties and licenses received from manufacturers and sellers of the Equipment, Improvements or any component thereof;

(d) all of Seller’s rights and interests under the employment agreements (to the extent assignable) entered into by Seller with its employees and listed on Schedule 1.1(d) (“Employment Contracts”);

(e) all of Seller’s rights and interests under (i) the sales orders, pharmaceutical services agreements (to the extent assignable), customer Contracts or other similar Contracts entered into by Seller with its customers, including those listed on Schedule 1.1(e) (“Customer Contracts”), (ii) the open purchase orders that have been entered into in the Ordinary Course of Business for which the goods or services have not been received as of the Closing Date (the “Purchase Orders”), (iii) other Contracts entered into by Seller with any supplier and listed on Schedule 1.1(e) (“Supplier Contracts”), and (iv) all other Contracts listed on Schedule 1.1(e) (the “Other Contracts” and, together with the Real Estate Leases, the Employment Contracts, the Customer Contracts, the Purchase Orders and the Supplier Contracts that Buyer is assuming, the “Assigned Contracts”);

(f) all of Seller’s rights and interests (i) to the inventory owned by Seller on the Closing Date, including, but not limited to inventory located in outside warehouses and consignment inventory located at customer sites (the “Inventory”), and (ii) to the warranties received from suppliers with respect to such Inventory;

(g) all of Seller’s Intellectual Property Rights owned, licensed or used by Seller, including, but not limited to those related to drugs, intravenous medications, durable medical equipment items, surgical supplies, tooling and engineering and design specifications, to the extent transferable, and the names “Chem Rx Corporation” or “Chem Rx,” along with all income, royalties, damages and payments due or payable to Seller arising after the Closing, including, without limitation, damages and payments for past, present or future infringements or misappropriations thereof, the right to sue and recover for past infringements or misappropriations thereof and any and all corresponding rights that, now or hereafter, may be secured throughout the world and all copies and tangible embodiments of any such Intellectual Property in Seller’s possession or control (the “Acquired Intellectual Property”);

(h) any computer software or systems owned by Seller and licenses held by Seller (to the extent transferable), other than items of the foregoing description constituting Excluded Assets;

(i) all rights and interests of Seller under any Permits (to the extent transferable);

(j) all of Seller’s accounts or notes receivable (whether current or noncurrent), rebates, refunds, and all causes of action specifically pertaining to the collection of the foregoing, and any other receivables of Seller, in each case arising prior to, on or after the Closing Date, and all bank accounts into which such accounts receivables, rebates, and refunds are deposited as set forth on Schedule 1.1(j);

(k) copies of all Business Records;

(l) all security and utility deposits, credits, allowance, prepaid assets or charges, rebates, setoffs, prepaid expenses and other prepaid items related to the Acquired Assets (except for utility deposits paid after the commencement of the Bankruptcy Cases, and for security deposits relating to Seller’s (i) Real Estate Leases which are not Assigned Contracts, (ii) Contracts that are not Assigned Contracts and (iii) Excluded Assets);

(m) all promotional allowances and vendor rebates and similar items;

(n) all office supplies, production supplies, spare parts, other miscellaneous supplies, and other tangible property of any kind wherever located, including, without limitation, all property of any kind located in any building, office or other space leased, owned or occupied by Seller or in any warehouse where any of Seller’s properties and assets may be situated;

(o) the right to receive and retain mail and other communications;

(p) all causes of action, claim and similar rights of Seller related to the Acquired Assets;

(q) all of Seller’s Collective Bargaining Agreements and any assets or rights related thereto;

(r) all of Seller’s Employee Benefits Plans listed on Schedule 1.1(r) and any assets or rights related thereto (the “Assumed Benefit Plans”); and

(s) all goodwill and other intangible assets associated with the Business and the Acquired Assets (to the extent transferable), including customer and supplier lists.

1.2 Excluded Assets. Notwithstanding anything to the contrary in this Agreement, the Acquired Assets are the only properties and assets transferred to, or otherwise acquired by, Buyer under this Agreement. Without limiting the generality of the foregoing, the Acquired Assets do not include (i) any right, title or interest of any Person other than Seller in any property or asset, and (ii) the properties and assets of Seller listed or described below in this Section 1.2 (all properties and assets not being acquired by Buyer are herein collectively referred to as the “Excluded Assets”):

(a) the Purchase Price and all Cash held by or on behalf of Seller;

(b) all of Seller’s real estate leases (and rights related thereto) that are not assigned Real Estate Leases;

(c) all of Seller’s rights under Contracts that are not Assigned Contracts;

(d) all of Seller’s rights under Employee Benefit Plans that are not Assumed Benefit Plans;

(e) all of Seller’s rights and interests under any Permits that are not Acquired Assets;

(f) all rights to claims, refunds or adjustments with respect to Excluded Assets or Excluded Liabilities;

(g) all rights of Seller arising under this Agreement, the Ancillary Agreements, and under any other agreement between Seller and Buyer entered into in connection with this Agreement;

(h) any rights to Tax refunds, loss carryforwards, claims, defenses, credits or similar benefits attributable to Seller and all related records and documentation;

(i) all company seals, minute books, charter documents, stock or equity record books and such other books and records as pertain to the organization, existence or capitalization of Seller, as well as any other records or materials relating to Seller generally and not involving or related to the Acquired Assets or the operations of the Business;

(j) all current and prior insurance policies of Seller and all rights of any nature with respect thereto, including all insurance recoveries, prepaid premiums and unearned premiums thereunder and rights to assert claims with respect to any such insurance recoveries;

(k) any assets and associated claims or rights arising out of the Excluded Liabilities, including rights relating to prepaid expenses;

(l) all claims, causes of action, defenses and rights of offset, counterclaim (at any time or in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or noncontingent) or similar rights of Seller including, without limitation, those that are not included in the Acquired Assets, those that are related to the Excluded Assets or the Excluded Liabilities, and all Avoidance Actions;

(m) the stock and any other equity interests issued by each Subsidiary;

(n) all bank accounts and lockboxes that are not Acquired Assets;

(o) the membership interests of Chem Rx - Chicago, LLC, an Illinois limited liability company (the “Chicago JV”), owned by Chem Rx Care, LLC and the operating agreement of the Chicago JV in effect on the Closing Date and any Contract or arrangement with the Chicago JV; and

(p) all of Seller’s rights and interests in and to the assets listed on Schedule 1.2.

1.3 Assumption of Liabilities. Subject to the terms and conditions set forth in this Agreement, at the Closing, in consideration for the sale, assignment, conveyance, transfer and delivery of the Acquired Assets to Buyer, Buyer will assume and pay, perform and discharge when due and otherwise in accordance with the terms of this Agreement, only the following liabilities (collectively, the “Assumed Liabilities”):

(a) all liabilities and obligations of Seller under the Assigned Contracts and under the Assigned Real Property relating to or arising from the period commencing on or after the Closing Date;

(b) all Cure Amounts;

(c) all liabilities and obligations relating to or arising from the Acquired Assets or the operation of the Business relating to or arising from the period commencing on or after the Closing Date; and

(d) unused vacation, time-off or sick leave earned and accrued with respect to the Transferred Employees as of the Closing Date and the liabilities referenced in Article 8 to be assumed by Buyer.

Notwithstanding anything in this Agreement to the contrary, Seller hereby acknowledges and agrees that Buyer is not assuming from Seller, or is in any way responsible for, the Excluded Liabilities. The transactions contemplated by this Agreement shall in no way expand the rights or remedies of any third party against Buyer or Seller as compared to the rights and remedies which such third party would have had against Seller absent the Bankruptcy Cases had Buyer not assumed such Assumed Liabilities.

1.4 Excluded Liabilities. Except for the specific Assumed Liabilities, Buyer shall not assume or be liable for or bound by any Liability of Seller, including, without limitation any duties, responsibilities, liabilities, assessments, penalties or obligations of any kind or nature, whether known or unknown, whether asserted or unasserted, whether accrued or unaccrued, whether contingent, at Law or in equity or otherwise, including any Liability based on successor liability theories (herein referred to as the “Excluded Liabilities”), including, without limitation, the following specific Liabilities to the extent they do not otherwise constitute Assumed Liabilities:

(a) any and all Liabilities of every kind whether or not asserted, scheduled or evidenced by a filed proof of claim or other form of writing evidencing such claim filed in the Bankruptcy Cases, secured, priority, administrative or unsecured, in each case, accrued prior to, on or after the Petition Date;

(b) any and all Liabilities of Seller under any Contract of Seller that is not an Assigned Contract whether accruing prior to, at or after the Closing Date (except as set forth in Section 1.6);

(c) any and all Liabilities for Taxes arising from or with respect to the Acquired Assets or the Business that are included in or attributable to the operation of the Business on or before the Closing Date;

(d) any indebtedness or obligation for borrowed money of Seller;

(e) to the maximum extent permitted by Law, any and all Liabilities arising under any Environmental Law or any other Law including as a result of any action or inaction of Seller or of any third party relating to the storage, use or operation of the Acquired Assets on or before the Closing Date;

(f) to the maximum extent permitted by Law, any and all Liability arising out of or relating to any violation of any Law, rule, regulation, judgment, injunction, Order or decree occurring or arising out of or relating to any event or condition occurring or existing at or prior to the Closing Date;

(g) any and all Liability of Seller under any Contract or arrangement with the Chicago JV, including the operating agreement of the Chicago JV;

(h) any and all Liability of Seller for any bonus plans or bonus payments owed to Seller’s employees, except for those bonus payments expressly set forth in the Employment Contracts; and

(i) any and all Liability for: (i) costs and expenses incurred by Seller or owed in connection with the administration of the Bankruptcy Case (including, without limitation, the U.S. Trustee fees, the fees and expenses of attorneys, accountants, financial advisors, consultants and other professionals retained by Seller, and any official or unofficial creditors’ committee, the fees and expenses of the post-petition lenders or the pre-petition lenders incurred or owed in connection with the administration of the Bankruptcy Case); and (ii) all costs and expenses of Seller incurred in connection with the negotiation, execution and consummation of the transactions contemplated under this Agreement.

1.5 Designation Right Contracts. Notwithstanding anything herein to the contrary, Buyer reserves the right to amend the list of Assigned Contracts and designate any Contract, whether originally listed on the list of Assigned Contracts or not, (such additional Contract being referred to as a “Designation Right Contract”) as an Assigned Contract under this Agreement at any time during the period commencing from the date hereof and ending ten days before the hearing on the Sale Order (such period being referred to as the “Designation Right Period”). Any Designation Right Contract that is not designated as an Assigned Contract pursuant to this Section 1.5 within such Designation Right Period shall be deemed an Excluded Asset.

1.6 Limitations on Assignability.

(a) This Agreement and the instruments and documents executed and delivered herewith will constitute an assignment of all Acquired Assets; provided that neither this Agreement, nor any of the instruments or documents executed and delivered in connection herewith or contemplated hereby, shall constitute an assignment or assumption of any Acquired Asset, or an attempted assignment or an attempted assumption thereof, to the extent that, without the consent of a third party, such assignment or attempted assignment, or assumption or attempted assumption, would constitute a breach thereof, unless otherwise provided under the Bankruptcy Code or Sale Order.

(b) With respect to such Assigned Contracts, Seller hereby appoints, effective as of the Closing Date, Buyer as Seller’s agent and attorney-in-fact, effective as of the Closing Date, to act for Seller in obtaining the benefits and performing Seller’s obligations under such Contracts, but only to the extent any action to obtain such benefits and any such delegation of duties may be made without violation thereof and, in each case, at the sole cost and expense of Buyer without any liability or obligation of Seller. Any payments pursuant to such items received by Seller following Closing shall be promptly remitted to Buyer.

ARTICLE 2

CONSIDERATION

2.1 Consideration. The aggregate consideration for the sale and transfer of the Acquired Assets (the “Purchase Price”), shall be: (a) Seventy Million Six Hundred Thousand Dollars ($70,600,000), plus (b) the assumption of Assumed Liabilities, including payment of all Cure Amounts in accordance with the terms of the Sale Order.

2.2 Deposit. On the Agreement Date, Buyer shall make a deposit by wire transfer of immediately available funds in the amount of Three Million Five Hundred Thirty Thousand Dollars ($3,530,000) (plus any interest accrued thereon, the “Deposit”) to the Escrow Agent. In the event that a Closing occurs, the Deposit will be applied to satisfy an equal portion of the cash portion of the Purchase Price, and Buyer shall execute any documentation required by the Escrow Agent to release the Deposit to Seller or its designee at the Closing. In any other event, the Deposit shall be released by the Escrow Agent to the Party entitled thereto in accordance with Article 12 and the Parties shall execute any documentation required by the Escrow Agent with respect to such release.

ARTICLE 3

CLOSING AND DELIVERIES

3.1 Closing. The consummation of the transactions contemplated hereby (the “Closing”) shall take place at the offices of Greenberg Traurig, LLP, 200 Park Avenue, New York, New York 10166, on or before the second Business Day following the satisfaction or waiver by the appropriate Party of all the conditions contained in Article 11, or on such other date or at such other place and time as may be mutually agreed to by the Parties in writing; provided, however, that the date of the Closing shall be automatically extended if any of the conditions set forth in Article 11 shall not be satisfied or waived, subject, however, to the provisions of Article 12 (the date on which the Closing occurs, hereinafter, the “Closing Date”).

3.2 Seller’s Deliveries. The sale, transfer, assignment and delivery by Seller of the Acquired Assets to Buyer, as herein provided, shall be effected on the Closing Date. At the Closing, Seller will deliver or cause to be delivered to Buyer:

(a) a bill of sale in customary form as agreed between Buyer and Seller prior to the Closing Date, executed by Seller;

(b) an assignment and assumption agreement (and other similar customary transfer instruments) in customary form as agreed between Buyer and Seller prior to the Closing Date (the “Assignment and Assumption Agreement”), executed by Seller, which shall provide for, among other things, the assumption and assignment to Buyer of all Seller’s rights, title and interests in and to the Acquired Assets and all of Seller’s obligations with respect to the Assumed Liabilities; and

(c) a certificate that the Seller is in good standing in its jurisdiction of formation and each jurisdiction in which it is qualified to do business.

3.3 Buyer’s Deliveries. At the Closing Date, in payment for the Acquired Assets, Buyer shall pay, deliver or cause to be delivered:

(a) to Seller, the cash portion of the Purchase Price (and the other payments due with respect thereto), by wire transfer of immediately available funds to a bank account(s) designated by Seller in writing to Buyer prior to the Closing Date;

(b) to the Escrow Agent, any documentation required by the Escrow Agent to release the Deposit to Seller or its designee;

(c) to Seller, the Assignment and Assumption Agreement executed by Buyer; and

(d) a certificate that Buyer is in good standing in its jurisdiction of formation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer as of the date hereof (except as set forth on the Disclosure Schedule) as follows:

4.1 Corporate Organization. Seller is duly formed and validly existing and in good standing under the Laws of the State of its formation. Seller has all requisite corporate (or equivalent) power and authority to own, lease and operate its properties, to carry on its business as now conducted (including the Business), and to perform its obligations hereunder and under any Ancillary Agreement to which it is or will be party. Seller is qualified or authorized to do business and is in good standing under the laws of each jurisdiction in which it owns or leases its real property and each other jurisdiction in which the conduct of its Business or the ownership of its properties requires such qualification or authorization, except where failure to be so qualified, authorized or in good standing would not have a Material Adverse Effect or where the violation is Seller’s bankruptcy filing.

4.2 Authorization and Validity. Subject to Bankruptcy Court approval, Seller has all requisite corporate (or equivalent) power and authority to enter into this Agreement and any Ancillary Agreement to which it is or will be a party and, to carry out its obligations hereunder and thereunder. Subject to the Bankruptcy Court approval, the execution and delivery of this Agreement and the Ancillary Agreements and the performance by Seller of its obligations hereunder and thereunder have been duly authorized by all necessary corporate (or equivalent) action on behalf of Seller, and no other proceedings on the part of Seller are necessary to authorize such execution, delivery and performance. This Agreement has been, and the Ancillary Agreements when delivered will be, duly executed by Seller, and, subject to Bankruptcy Court approval, constitute its valid and binding obligation, enforceable against it in accordance with the terms herein and therein (subject to bankruptcy, insolvency, reorganization, and other laws of general applicability relating to or effecting creditors’ rights and to general principles of equity).

4.3 No Conflict or Violation. None of the execution and delivery by Seller of this Agreement and the Ancillary Agreements, the consummation of the transactions contemplated hereby or thereby, or compliance by Seller with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or give rise to any obligation of Seller to make any payment under any provision of: (i) the certificate of incorporation and bylaws (or equivalent governing documents) (collectively, the “Organizational Documents”) of Seller; (ii) any Assigned Contract, subject to the effect of applicable bankruptcy Law, the Sale Order and payment of the Cure Amounts; or (iii) any Order of any court, Government or arbitrator applicable to Seller or the properties or assets of Seller, subject to the effect of applicable bankruptcy Law and the Sale Order; other than, in the case of clauses (ii) and (iii), such conflicts, violations, defaults, terminations, cancellations or accelerations that would not have a Material Adverse Effect.

4.4 Government Consents and Approvals. Subject to entry of the Sale Order, the execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby do not require the Consent of, or filing with, any Government (excluding business licenses required in connection with the conduct of the Business and HSR Approval), except for such consents, approvals and filings, the failure to obtain or make which would not, individually or in the aggregate, have a Material Adverse Effect.

4.5 Title to Assets. Seller has good valid title to or interest in (as applicable) all of the Acquired Assets.

4.6 Law and Legal Proceedings.

(a) There are no Legal Proceedings pending or, to Seller’s Knowledge, threatened in writing against Seller before any Government authority, which, if adversely determined, would reasonably be expected to (i) prohibit the consummation of the transactions contemplated by this Agreement or (ii) have, individually or in the aggregate, a Material Adverse Effect on the Business of Seller or the Acquired Assets.

(b) There are no Actions or Legal Proceedings relating to the ownership, occupancy, operation, use or maintenance of the Acquired Assets which is pending before any Government authority nor, to Seller’s Knowledge, is any such Actions or Legal Proceedings threatened in writing, except such Actions or Legal Proceedings that, if decided against Seller, would not have a Material Adverse Effect.

(c) To Seller’s Knowledge, since July 1, 2008, Seller has not received any written notice of violation of the Code or any Law of any Government agency pertaining to the Acquired Assets or Seller’s Business that would constitute a Material Adverse Effect.

4.7 Environmental Matters.

(a) Except as would not reasonably be expected to have a Material Adverse Effect, Seller is in compliance with all applicable Environmental Laws. To Seller’s Knowledge, since July 1, 2008, Seller has not received written notice of any pending or, threatened claim or investigation by any Government authority or any other Person concerning material potential liability of Seller under Environmental Laws in connection with the ownership or operation of the Acquired Assets or the Business.

(b) Seller has provided or made available to Buyer written non-privileged reports, if any, in the possession or control of Seller relating to the presence or migration of Hazardous Substances on, in or under the Acquired Assets.

4.8 Labor Relations.

(a) Within the preceding two years, to the extent that Seller has implemented “plant closing” or “mass layoff” of employees that would reasonably be expected to require notification under the WARN Act or any similar state or local Law, Seller has provided all proper notice required thereunder.

(b) Except as set forth in Schedule 4.8, (i) no current officers or Employee of Seller is a party to any employment agreement or union or Collective Bargaining Agreement with Seller, (ii) no union has been certified or recognized as the collective bargaining representative of any of such Employees or, to Seller’s Knowledge, has attempted to engage in negotiations with Seller regarding terms and conditions of a collecting bargaining agreement since July 1, 2008, (iii) no unfair labor practice charge, work stoppage, picketing or other such activity relating to labor matters has occurred since July 1, 2008 or is occurring, or (iv) to the Knowledge of Seller, no current officer of Seller is subject to any noncompete, nondisclosure, confidentiality, employment or consulting agreements relating to, affecting or in conflict with the Business of Seller (except those with Seller).

4.9 Validity of Contracts.

(a) Schedule 4.9 sets forth the number of beds that are licensed by each customer of Seller, which, to Seller’s Knowledge, is accurate and complete in all material respects as of September 23, 2010.

(b) To Seller’s Knowledge, each material Assigned Contract is valid, binding, and enforceable in accordance with its terms in all material respects (subject to payment of the applicable Cure Amount), subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to or affecting the enforcement of creditors’ rights generally and subject to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(c) Except as would not be expected to have a Material Adverse Effect, (i) to Seller’s Knowledge each other Person that has any obligation or liability to Seller under any material Assigned Contract is in compliance with all terms and requirements of such material Assigned Contract, and (ii) the material Assigned Contracts have not been assigned in any manner other than by Liens that will be released and discharged by the effect of the Sale Order and Closing.

(d) Subject to the Bankruptcy Code, the Sale Order and the payment of the Cure Amounts, Seller has duly performed all of its material obligations under each material Assigned Contract to the extent that such obligations to perform have accrued, and no material breach or default, or, to Seller’s Knowledge, alleged material breach or default or event that would (with the passage of time, notice or both) constitute a material breach or default by Seller thereunder has occurred (other than due to changes in payment terms under certain material Assigned Contracts as a result of the Bankruptcy Cases).

4.10 Intellectual Property. Except to the extent that would not be a Material Adverse Effect and to Seller’s Knowledge: (a) there are no infringements or misappropriations by any third party of any of the material Intellectual Property Rights of Seller (collectively, the “Seller Intellectual Property”), (b) there is no pending Action to which Seller is a party claiming that Seller has infringed any Intellectual Property Rights of a third party and that would materially adversely affect the Business, and (c) none of the material Seller Intellectual Property infringes on the Intellectual Property Rights of any third party.

4.11 No Brokers or Finders. Except as set forth on Schedule 4.11, no agent, broker, finder or investment or commercial banker, or other Person or firm engaged by, or acting on behalf of, Seller in connection with the negotiation, execution or performance of this Agreement or the transactions contemplated by this Agreement, is or will be entitled to any brokerage or finder’s or similar fees or other commissions as a result of this Agreement or such transaction.

4.12 Employee Benefits.

(a) Schedule 4.12 lists each Employee Benefit Plan that Seller maintains or sponsors or to which Seller contributes or for which Seller might have any Liability, including, without limitation, any contingent liability by reason of currently being, or formerly having been, an ERISA Affiliate. Schedule 4.12 identifies each Employee Benefit Plan that is fully insured (the “Insured Plans”) and each multiple employer and multiple employer welfare plan to which Seller contributes.

(b) Each Insured Plan is fully insured by a third party insurance company.

(c) No contributions (including all employer contributions and employee salary reduction contributions) and insurance premium amounts are past due with respect to each Assumed Benefit Plan.

(d) None of the Seller, any ERISA Affiliate or any predecessor thereof sponsors, maintains or contributes to, or has in the past at any time sponsored maintained or contributed to any Employee Benefit Plan subject to Title IV of ERISA, any multiemployer plan as defined in Section 3(37) of ERISA or any multiple employer plan within the meaning of Section 4063 of ERISA.

4.13 Receivables. All of the accounts receivables of Seller represent accounts receivable that have arisen in the Ordinary Course of Business of Seller.

4.14 Payment Programs. To the Knowledge of Seller, since July 1, 2008, Seller has not received written notice of any threatened or pending or concluded material investigation or any civil, administrative or criminal proceeding relating to Seller or to Seller’s participation in any Payment Program. To the Knowledge of Seller, since July 1, 2008: (a) Seller is not subject to, nor since July 1, 2008 have they been subjected to, any material pre-payment utilization review or other utilization review by any Payment Program, except for such utilization rights of the provider contained in any Contract; (b) no governmental agency, intermediary, or carrier has requested in writing or threatened in writing any recoupment, refund, or set-off from Seller in connection with any Payment Program as a result of an enforcement action; (c) to the Knowledge of Seller, there is no claim for recoupment, refund, or set off from Seller as to any Payment Program; (d) no material fine, penalty, or other sanction in connection with a Payment Program has been imposed by any Governmental authority on Seller or, to the Knowledge of Seller, any of their employees while employed by Seller; and (e) as of June 11, 2010, neither Seller nor, to the Knowledge of Seller, any of its employees, have been excluded from participation in any Payment Programs.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as of the date hereof as follows:

5.1 Company Organization. Buyer is duly formed and validly existing and in good standing under the Laws of the State of its formation. Buyer has all requisite corporate (or equivalent) power and authority to own, lease and operate its properties, to carry on its business as now conducted, and to perform its obligations hereunder and under any Ancillary Agreement to which it is or will be party and to perform the Business after the Closing. Buyer is in good standing under the laws of each jurisdiction in which it owns or leases its real property and each other jurisdiction in which the conduct of its businesses or the ownership of its properties requires such qualification or authorization, except where failure to be so qualified would not have a material adverse effect on Buyer or its ability to close the transactions contemplated by this Agreement and the Ancillary Agreements.

5.2 Authorization and Validity. Buyer has all requisite corporate (or equivalent) power and authority to enter into this Agreement and any Ancillary Agreement to which it is a party and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement, the Ancillary Agreements and the performance of Buyer’s obligations hereunder and thereunder have been duly authorized by all necessary corporate (or equivalent) action on behalf of Buyer, and no other proceedings on the part of Buyer are necessary to authorize such execution, delivery and performance. This Agreement and the Ancillary Agreements have been duly executed by Buyer and constitute its valid and binding obligation, enforceable against it in accordance with the terms herein and therein (subject to bankruptcy, insolvency, reorganization, and other laws of general applicability relating to or effecting creditors’ rights and to general principles of equity).

5.3 No Conflict or Violation. The execution, delivery and performance by Buyer of this Agreement and the Ancillary Agreements do not and will not violate or conflict with any provision of the Organizational Documents of Buyer and do not and will not violate any provision of Law, or any Order applicable to Buyer, nor will they result in a breach of or constitute (with due notice or lapse of time or both) a default under any material Contract to which Buyer is a party or by which it is bound or to which any of its properties or assets is subject.

5.4 Consents, Approvals and Notifications. The execution, delivery and performance of this Agreement and the Ancillary Agreements by Buyer do not require the Consent of, or filing with or notification of, any Government or any other Person (other than HSR Approval), the failure of which to obtain, file or notify would reasonably be expected to materially impair the ability of Buyer to consummate the transaction contemplated by this Agreement.

5.5 Availability of Funds. On the Agreement Date and the Closing Date, Buyer has and will have, sufficient funds available to consummate the transactions contemplated by this Agreement.

5.6 No Brokers or Finders. No agent, broker, finder or investment or commercial banker, or other Person or firm engaged by, or acting on behalf of, Buyer in connection with the negotiation, execution or performance of this Agreement or the transactions contemplated by this Agreement, is or will be entitled to any brokerage or finder’s or similar fees or other commissions as a result of this Agreement or such transaction.

5.7 Investigation by Buyer. Buyer has conducted its own independent review and analysis of the Acquired Assets, the Assumed Liabilities and the Business and acknowledges that Seller has provided Buyer with reasonable access to the personnel, properties, premises and records of the Business for this purpose. Buyer has conducted its own independent review of all Orders of, and all motions, pleadings, and other submissions to, the Bankruptcy Court in connection with Bankruptcy Cases. In entering into this Agreement, Buyer has relied solely upon its own investigation and analysis, and Buyer acknowledges that neither Seller nor any of its Affiliates or Related Persons makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Buyer or its Affiliates or Related Persons, except for the representations and warranties contained in this Agreement (which are subject to the limitations and restrictions contained in this Agreement).

ARTICLE 6

COVENANTS OF SELLER

Seller hereby covenants to Buyer as follows:

6.1 Actions Before Closing. Seller shall use commercially reasonable efforts to perform and satisfy all conditions to Buyer’s obligations to consummate the transactions contemplated by this Agreement that are to be performed or satisfied by Seller under this Agreement prior to the Closing.

6.2 Conduct of Business Prior to Closing. Except as expressly contemplated by this Agreement, the Bankruptcy Code, other applicable Law or any ruling or Order of the Bankruptcy Court or with Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Sellers shall use commercially reasonable efforts to conduct the Business in the Ordinary Course of Business; and without limiting the generality of the foregoing, from the date hereof until the Closing Date, subject to the foregoing exceptions:

(a) Seller shall not directly or indirectly sell or otherwise transfer, or offer, agree or commit (in writing or otherwise) to sell or otherwise transfer, any of the Acquired Assets other than the sale of Inventory in the Ordinary Course of Business, the use of cash collateral in accordance with the Cash Collateral Order or pursuant to an Alternative Transaction accepted by Seller;

(b) Seller shall not change any method of accounting or accounting practice used by them, except as required by GAAP in any material respect;

(c) Seller shall not obtain any rulings or make any new elections with respect to Taxes, or enter into any agreements with any Taxing authority in the event the same could materially and adversely impact the Business;

(d) Seller shall not: (i) increase the annual level of compensation payable or to become payable by Seller to any of their directors or Employees outside the Ordinary Course of Business, (ii) grant, or establish or modify any targets, goals, pools or similar provisions in any material respect related to any bonus, benefit or other direct or indirect compensation to or for any director or Employee, or increase the coverage or benefits available under any (or create any new) Employee Benefit Plan, in each case outside the Ordinary Course of Business or (iii) enter into any employment, deferred compensation, severance, consulting, non-competition or similar agreement (or amend any such agreement) to which Seller is a party or involving a director or Employee of Seller, except, in each case, as required by Law, or as required by any plans or agreements existing as of the date hereof or except in the Ordinary Course of Business;

(e) Seller shall not enter into any material Contract to which Seller is a party or by which it is bound and that are used in or related to the Business or the Acquired Assets or assume, amend, modify or terminate any material Assigned Contract to which Seller is a party or by which it is bound and that are used in or related to the Business or the Acquired Assets, in each case outside the Ordinary Course of Business;

(f) Seller shall not enter into any commitment for capital expenditures, except as set forth in Seller’s budget or in the Ordinary Course of Business;

(g) Seller shall not terminate, amend or modify any lease for Leased Real Property in any material respect;

(h) Seller shall not merge or consolidate with any other Person or acquire a material amount of assets of any other Person, unless pursuant to an Alternative Transaction accepted by Seller; and

(i) Seller shall not take, or agree, commit or offer (in writing or otherwise) to take, any actions in violation of the foregoing.

6.3 Consents and Approvals. Seller shall use commercially reasonable efforts to obtain all Consents set forth on Schedule 6.3 prior to Closing. Seller shall use its reasonable best efforts to assist Buyer in its efforts to obtain the Permits set forth on Schedule 11.2(j), including, but not limited to making filings with the Government agencies, issuing power of attorneys to Buyer, as necessary, and providing access to personnel and books and records.

6.4 Access to Properties and Records. Seller shall afford to Buyer, and to the accountants, counsel and representatives of Buyer, reasonable access during normal business hours throughout the period prior to the Closing Date (or the earlier termination of this Agreement pursuant to Article 12) to all books and records of Seller relating to the Business if (a) permitted under Law, (b) such books and records are not subject to confidentiality agreements and (c) disclosing such books and records would not adversely affect any attorney client, work product or other legal privilege. Subject to the foregoing and upon reasonable prior notice, Seller shall also afford Buyer reasonable access, during normal business hours, to the Business, all operations of the Business and to all Acquired Assets throughout the period prior to the Closing Date.

6.5 Payments and Revenues. If after the Closing, Seller shall receive any payment or revenue that belongs to Buyer pursuant to this Agreement, Seller shall promptly remit or cause to be remitted the same to Buyer.

6.6 Name Change. If requested by Buyer, Seller will deliver to Buyer at the Closing a duly and properly authorized and executed evidence as to the amendment of such Seller’s organizational documents (collectively, the “Organizational Amendments”) changing Seller’s name to another name which does not include the name “Chem Rx”. Upon the Closing, Seller hereby irrevocably authorizes Buyer to file the Organizational Amendments with the applicable Secretary of State of Seller’s jurisdiction of formation and in each State in which each such Seller is qualified to do business on each such Seller’s behalf. Furthermore, after the Closing and subject to Bankruptcy Court approval, Seller shall discontinue the use of its current name (and any other trade names currently utilized by Seller) and shall not subsequently change its name to or otherwise use or employ any name which includes the word “Chem Rx” without the prior written consent of Buyer.

6.7 Preservation of Eligible Records.

(a) To the extent copies have not been obtained by Buyer and except in the Ordinary Course of Business of such party regarding its own general records or in compliance with such party’s record retention policies, during the pendency of Seller’s Bankruptcy Cases, Seller shall use commercially reasonable efforts to maintain all Eligible Records, and shall give Buyer full and complete access during regular business hours to all Eligible Records to the extent reasonably required to enable Buyer to satisfy its obligations hereunder or under Applicable Law. Such access shall include access to any such information in electronic form to the extent reasonably available. In addition to the foregoing, Seller shall not, without thirty (30) days prior written notification to Buyer, destroy any Eligible Records, including electronic and computerized records, unless such destruction is to occur in the Ordinary Course of Business of Seller, or in compliance with Seller’s general record retention policies. Notwithstanding any of the foregoing provisions of this Section 6.7, Seller shall not destroy any documents that remain relevant to Taxes or Tax Returns that are the responsibility of Buyer for which the statute of limitations has not expired without giving thirty (30) days prior written notice of the destruction to Buyer. Following receipt of such notice, if Buyer advises Seller in writing within such thirty (30) day period, Seller will promptly deliver the Eligible Records to Buyer.

(b) During the pendency of Seller’s Bankruptcy Cases, with respect to any litigation and claims against Buyer that are related to Acquired Assets or Assumed Liabilities, Seller shall render all reasonable assistance that Buyer may request in defending such litigation or claim, provided, however, that such assistance shall be at no cost to Seller.

6.8 Notices. From the date hereof until the Closing Date, Seller shall provide Buyer with prompt written notice of Seller’s Knowledge of (i) any breach of the representation set forth in Section 4.6, (ii) the loss of any customer facility currently serviced by Seller, or (iii) the violation or breach of any representation, warranty, or covenant that has rendered, or that would reasonably be expected to render, the satisfaction of any condition to the obligations of Buyer set forth in Section 11.2 impossible.

6.9 Audited Financial Statements. Seller shall use commercially reasonable efforts to complete its 2008 and 2009 year-end audits (collectively, the “Audits”) prior to the Closing Date; provided that receipt by Seller and Buyer of the Audits shall not be a condition of Closing for Buyer or Seller hereunder; provided, further, that Seller has no obligation to complete the Audits if the costs incurred after the Petition Date with respect thereto exceed or will exceed $998,000 (“Maximum Audit Expense”). In the event that the cost of the Audits exceed or will exceed the Maximum Audit Expense, Buyer may request that Seller continue to use its commercially reasonable efforts to complete the Audits prior to the Closing Date and Buyer shall pay for all costs with respect thereto in excess of the Maximum Audit Expense.

6.10 Collective Bargaining Agreements. Seller shall use commercially reasonable efforts to negotiate prior to the Closing new Collective Bargaining Agreements on financial terms that are reasonably acceptable to Buyer that replace or extend the Collective Bargaining Agreements that are in effect as of the date hereof effective as of or after the Closing.

ARTICLE 7

COVENANTS OF BUYER

Buyer hereby covenants to Seller as follows:

7.1 Actions Before Closing Date. Buyer shall use its commercially reasonable efforts to perform and satisfy all conditions to Seller’s obligations to consummate the transactions contemplated by this Agreement that are to be performed or satisfied by Buyer under this Agreement.

7.2 Consents, Approvals and Notifications. Buyer shall use its (a) reasonable best efforts to obtain the Permits set forth on Schedule 11.2(j) and (b) commercially reasonable efforts to obtain all other Consents and approvals of all Governments, and all other Persons, required and provide notifications to all Persons required to, in each case, expeditiously close the transactions contemplated by this Agreement; provided, that notwithstanding anything to the contrary in this Agreement, Buyer’s reasonable best efforts and commercially reasonable efforts hereunder shall not require Buyer to litigate with any Government authority or agency.

7.3 Availability of Business Records and Transferred Employees. After the Closing Date, Buyer shall provide to Seller and Related Persons (after reasonable notice and during normal business hours and without charge to Seller) access to all Business Records for periods prior to the Closing and shall preserve such Business Records, subject to compliance with HIPAA and other applicable Law, until the later of (a) the sixth anniversary of the Closing or (b) the date the Bankruptcy Court enters an Order closing the Bankruptcy Cases. Such access shall include access to any such information in electronic form to the extent reasonably available. Buyer acknowledges that Seller has the right to retain originals or copies of Business Records for periods prior to the Closing. For a period of two years following the Closing, prior to destroying any Business Records for periods prior to the Closing, Buyer shall notify Seller, 30 days in advance of any such proposed destruction of its intent to destroy such Business Records, and Buyer will permit Seller to retain such Business Records at Seller’s sole expense. With respect to any litigation and claims that are related to Excluded Assets or Excluded Liabilities, Buyer shall, at Seller’s sole expense, render all reasonable assistance that Seller may request in defending such litigation or claim and shall make available to Seller, for and at reasonable times, Buyer’s personnel or Transferred Employees most knowledgeable about the matter in question.

7.4 Payments and Revenues. If after the Closing, Buyer (or any Affiliate of Buyer) shall receive any payment or revenue that belongs to Seller pursuant to this Agreement, Buyer shall promptly remit or cause to be remitted the same to Seller, without set-off or deduction of any kind or nature.

7.5 HSR Approval. Within five Business Days after the execution of this Agreement, Seller and Buyer shall make the filings required to be made under the HSR Act, in connection with the transactions contemplated by this Agreement. Seller and Buyer shall use their commercially reasonable efforts to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other commercially reasonable actions necessary to cause the expiration or early termination of the applicable waiting periods under the HSR Act as soon as practicable and to avoid or eliminate each and every impediment under the HSR Act or any other antitrust competition or trade regulation Law by any United States or non-United States Government antitrust authority or any other party so as to enable the Parties to expeditiously close the transactions contemplated hereby no later than the Termination Date (the “HSR Approval”); provided, that notwithstanding anything to the contrary contained in this Agreement, a Party’s commercially reasonable efforts hereunder shall not require such Party to sell or otherwise dispose of, hold separate (through the establishment of a trust or otherwise), divest itself of, or limit the ownership or operations of all or any portion of their respective businesses, assets or operations if such sale, disposition, hold separate arrangement, divesture or limitation of ownership or operation of all or any portion of their respective businesses, assets or operations would reasonably be expected to have either (i) a material adverse effect on the financial condition, assets and liabilities or business of Buyer, Buyer’s Guarantor and its subsidiaries, on a combined basis, or (ii) a material adverse effect on the financial condition, assets and liabilities or business of Seller. In connection with the efforts referenced in this Section 7.5 to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act, each of Seller and Buyer shall use all commercially reasonable efforts to: (a) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (b) keep the other Party informed in all material respects of any material communication received by such Party from, or given by such Party to, any Government authority and of any material communication received or given in connection with any proceeding by a private party; and (c) except as otherwise prohibited by Law, permit the other Party to review any material communication given by it to, and consult with each other in advance of and be permitted to attend any meeting or conference with such Government authority or, in connection with any proceeding by a private party, with any other Person, in each case regarding any of the transactions contemplated by this Agreement.

ARTICLE 8

EMPLOYEES AND EMPLOYEE BENEFITS; RELEASES

8.1 Employees. Buyer shall offer employment to any and all individuals employed by Seller in connection with the Business as of the Closing Date (the “Employees”) to commence immediately following the Closing, and any such offer shall be (a) contingent upon the issuance of the Sale Order of the Bankruptcy Court and the Closing, and (b) based on terms and conditions of employment as those provided by Seller prior to Closing (with credit for past service with respect to title, compensation and benefits); provided, however, that the Buyer shall not be required to offer employment to any employee that is party to an employment agreement unless such employment agreement is listed as an assumed Employment Contract on Schedule 1.1(d). For purposes of Article 8, only Employees who accept Buyer’s offer of employment and who commence employment with Buyer shall be referred to herein as the “Transferred Employees.” Nothing herein, express or implied, shall (i) create any third party beneficiary or other rights or confer upon any Employee or former employee of Seller any rights or remedies (including any right to employment or continued employment for any specified period) of any nature or kind whatsoever, under or by reason of this Agreement, (ii) be deemed to constitute an amendment or other modification under any Employee Benefit Plan or any employee benefit plan maintained by the Parties, or (iii) limit the right of Buyer or its Affiliates to amend, terminate or otherwise modify any employee benefit plan maintained by the Buyer following the Closing Date. Buyer and Seller agree that the provisions contained herein are not intended to be for the benefit of or otherwise be enforceable by, any third party, including any employee or former employee of Seller. With respect to any of Seller’s current Employees who, at or after the time of Closing, is not hired, or not otherwise employed by Buyer, the employment of each such Employee with Seller shall be deemed terminated as of the date immediately preceding the Closing Date, and Buyer shall be responsible for, and Seller shall not be obligated and responsible for, any and all liability, claims, actions, damages, judgments, penalties, costs, and expenses that may arise in connection with said termination, including without limitation, claims for wages, severance, benefits, or notice pay, or for failure by Seller or Buyer to provide notice under the WARN Act or other similar Law, but not including any claims for bonuses or change of control payments that are Excluded Liabilities.

8.2 Standard Procedure. Pursuant to the “Standard Procedure” provided in Section 5 of Revenue Procedure 96-60, 1996-2 C.B. 399, if applicable, (i) Buyer and Seller shall report on a predecessor/successor basis as set forth therein, and (ii) Buyer will undertake to file (or cause to be filed) a Form W-2 for each such Transferred Employee with respect to the portion of the year during which such Transferred Employees are employed by Buyer that includes the Closing Date, excluding the portion of such year that such Transferred Employee was employed by Seller.

ARTICLE 9

BANKRUPTCY COURT APPROVAL

9.1 Bankruptcy Court Approval. The sale contemplated herein is subject to approval of the Bid Procedures by the Bankruptcy Court as well as the Sale Order.

9.2 Certain Bankruptcy Undertakings. Each of Seller and Buyer agrees to use reasonable best efforts to do such further acts and things and to execute and deliver such additional agreements and instruments as may reasonably be required to consummate, evidence, confirm or obtain Bankruptcy Court approval of the sale of the Acquired Assets or any other agreement contemplated hereby and to consummate the transaction contemplated hereby. Buyer shall provide reasonable adequate assurances as required under the Bankruptcy Code with respect to any Assigned Contracts along with payment of all Cure Amounts due thereunder.

9.3 Break-Up Fee. Subject to approval of the Bankruptcy Court, in consideration for Buyer having expended considerable time and expense in connection with this Agreement and the negotiation thereof and the identification and quantification of the assets of Seller, in the event that Seller enters into an Alternative Transaction, Seller shall pay and Buyer shall receive, in addition to the refund of its Deposit, a breakup fee equal to two percent (2%) of the cash portion of the Purchase Price to compensate Buyer as a stalking-horse bidder (the “Break-Up Fee”), as further specified below. Subject to approval of the Bankruptcy Court, the Break-Up Fee shall have super-priority administrative claim status in the Bankruptcy Cases pursuant to Section 507(b) of the Bankruptcy Code, senior to all super-priority expense claims and shall be paid at the closing, and from the proceeds, of the Alternative Transaction. Buyer shall have no right to the Break-Up Fee for any other reason.

9.4 Non-Solicitation. From and after execution of this Agreement through and including entry of the Bid Procedures Order, Seller and its directors, officers and employees shall not solicit or negotiate any proposal or offer from any other party regarding a sale or other disposition by sale, merger, reorganization, stock purchase, assignment, license or otherwise involving all or a portion of Seller’s respective equity and/or Acquired Assets (the “Standstill”), other than with respect to any Excluded Asset. After entry of the Bid Procedures Order, all solicitation by Seller shall be as authorized and permitted by such Bid Procedures Order or as otherwise permitted or ordered by the Bankruptcy Court. Notwithstanding the foregoing, the Seller may terminate this Standstill to the extent that it determines that it is necessary, consistent with its fiduciary obligations , to take any actions inconsistent with this Standstill or any other restrictions under this Section 9.4. Further, notwithstanding the foregoing, nothing in this Section 9.4 shall restrict in any respect Seller or its directors, officers or employees or any of Seller’s representatives from (a) responding to inquiries from, answering questions from, or providing information or diligence materials to, other persons or entities that relate to or arise from (i) prior solicitations, (ii) the entry into this Agreement and the contemplated Bid Procedures, (iii) the Bid Procedures, or (iv) the Bid Procedures Order, (b) taking any action as ordered by the Bankruptcy Court or (c) entering into any solicitation, discussions, negotiations or agreements following approval of, and pursuant to the implementation of the Bid Procedures Order.

ARTICLE 10

TAXES

10.1 Taxes Related to Purchase of Acquired Assets. All state and local sales, use, gross-receipts, transfer, gains, excise, value-added or other similar Taxes in connection with the transfer of the Acquired Assets and the assumption of the Assumed Liabilities (other than any such Taxes that constitute a franchise tax or are otherwise imposed in lieu of an income tax), and all recording and filing fees that may be imposed by reason of the sale, transfer, assignment and delivery of the Acquired Assets (collectively, “Transaction Taxes”), shall be paid by Buyer on or prior to their due date. Buyer hereby waives compliance by Seller with any applicable bulk sale or bulk transfer (or similar) Laws in connection with the transactions contemplated hereby.

10.2 Proration of Real and Personal Property Taxes. All real and personal property taxes and assessments on the Acquired Assets for any taxable period commencing on or prior to the Closing Date (the “Adjustment Date”) and ending on or after the Adjustment Date (a “Straddle Period”) shall be prorated between Buyer and Seller as of the close of business on the Adjustment Date based on the best information then available, with (a) Seller being liable for such Taxes attributable to any portion of a Straddle Period ending on the day prior to the Adjustment Date and (b) Buyer being liable for such Taxes attributable to any portion of a Straddle Period beginning on or after the Adjustment Date. Information available after the Adjustment Date that alters the amount of Taxes due with respect to the Straddle Period will be taken into account and any change in the amount of such Taxes shall be prorated between Buyer and Seller as set forth in the next sentence. All such prorations shall be allocated so that items relating to the portion of a Straddle Period ending on the day prior to the Adjustment Date shall be allocated to Seller based upon the number of days in the Straddle Period prior to the Adjustment Date and items related to the portion of a Straddle Period beginning after the Adjustment Date shall be allocated to Buyer based upon the number of days in the Straddle Period from and after the Adjustment Date; provided, however, that the Parties shall allocate any real property Tax in accordance with Section 164(d) of the Code. The amount of all such prorations that must be paid in order to convey the Acquired Assets to Buyer free and clear of all Liens other than Permitted Liens shall be calculated and paid on the Closing Date; all other prorations shall be calculated and paid as soon as practicable thereafter.

10.3 Cooperation on Tax Matters. Seller and Buyer shall (and shall cause their respective Affiliates to) cooperate fully with each other and make available or cause to be made available to each other for consultation, inspection and copying (at such other Party’s expense) in a timely fashion such personnel, Tax data, relevant Tax Returns or portions thereof and filings, files, books, records, documents, financial, technical and operating data, computer records and other information as may be reasonably requested, including, without limitation, (a) for the preparation by such other Party of any Tax Returns or (b) in connection with any Tax audit or proceeding including one Party (or an Affiliate thereof) to the extent such Tax audit or proceeding relates to or arises from the transactions contemplated by this Agreement.

10.4 Retention of Tax Records. After the Closing Date and for a period of six (6) years from the Closing Date, Buyer shall retain possession of all accounting, business, financial and Tax records and information that (a) relate to the Acquired Assets and are in existence on the Closing Date and (b) come into existence after the Closing Date but relate to the Acquired Assets before the Closing Date, and Buyer shall give Seller notice and a reasonable opportunity to retain any such records in the event that Buyer determines to destroy or dispose of them during such period. After the Closing Date and for a period of six (6) years from the Closing Date (or, if earlier, the date the Bankruptcy Court enters an order closing the Bankruptcy Cases), Seller shall retain possession of all accounting, business, financial and Tax records and information that relate to the Excluded Liabilities. In addition, from and after the Closing Date, Buyer shall provide to Seller and its Affiliates (after reasonable notice and during normal business hours and without charge to Seller) access to the books, records, documents and other information relating to the Acquired Assets as Seller may reasonably deem necessary to properly prepare for, file, prove, answer, prosecute and defend any Tax Return, claim, filing, Tax audit, Tax protest, suit, proceeding or answer. Such access shall include access to any computerized information systems that contain data regarding the Acquired Assets.

10.5 Unbilled Transactional Taxes. If a Tax assessment is levied upon Seller by an authorized tax jurisdiction for unbilled Transaction Taxes that are the obligation of Buyer under this Agreement, then Buyer shall reimburse Seller for those Taxes including any interest and penalty (other than any interest and penalties that are due to the actions, or inaction, of the assessed Party).

10.6 1060 Allocation. The allocation of the Purchase Price among the Acquired Assets shall be agreed upon by Buyer and Seller prior to the Closing, and said allocation is intended by Buyer and Seller to comply with Section 1060 of the Code and any regulations promulgated thereunder. Buyer and Seller shall file Form 8954 with their respective federal income tax returns in a manner consistent with said allocation.

ARTICLE 11

CONDITIONS PRECEDENT TO PERFORMANCE BY PARTIES

11.1 Conditions Precedent to Performance by Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction, on or before the Closing Date, of the following conditions, any one or more of which may be waived by Seller in its sole discretion:

(a) Representations and Warranties of Buyer. The representations and warranties made by Buyer in this Agreement or any Ancillary Agreement or in any Schedule, Exhibit, certificate or document delivered by, or at the direction of Seller to Buyer pursuant to the provisions hereof or thereof shall be true and correct in all material respects as of the date hereof and at and as of the time of the Closing as though such representations and warranties were made at and as of such time (or, if made as of a specific date in the text of such representations and warranties, at and as of such date, provided that for purposes of this Section 11.1(a), the reference to “as the date hereof” in the first sentence of Article 5 shall be disregarded), and to the extent that any such representations and warranties are by their terms qualified by materiality or material adverse effect, they shall be true in all respects.

(b) Performance of the Obligations of Buyer. Buyer shall have performed in all material respects all obligations required under this Agreement or any of the Ancillary Agreements to be performed by it on or before the Closing Date (except with respect to the obligation to pay the Purchase Price in accordance with the terms of this Agreement, which obligation shall be performed in all respects as required under this Agreement), and Seller shall have received a certificate dated as of the Closing Date and signed by a duly authorized officer of Buyer to that effect.

(c) Buyer’s Deliveries. Buyer shall have delivered, and Seller shall have received, all of the items set forth in Section 3.3.

(d) No Violation of Orders. No preliminary or permanent injunction or other Order that declares this Agreement or any Ancillary Agreements invalid or unenforceable in any respect or that prevents the consummation of the transactions contemplated hereby or thereby shall be in effect.

(e) Entry of Approval Order. The Sale Order shall have been entered by the Bankruptcy Court approving the transactions contemplated under this Agreement.

(f) HSR Approval. The HSR Approval shall have been obtained or any waiting period required thereunder shall have expired.

If the Closing occurs, all conditions set forth in this Section 11.1 which have not been fully satisfied as of the Closing shall be deemed to have been fully waived by Seller.

11.2 Conditions Precedent to the Performance by Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction, on or before the Closing Date, of the following conditions, any one or more of which may be waived by Buyer in its sole discretion:

(a) Representations and Warranties of Seller. The representations and warranties made by Seller in this Agreement or any Ancillary Agreement or in any Schedule, Exhibit, certificate or document delivered by, or at the direction of Buyer to Seller pursuant to the provisions hereof or thereof shall be, taken as a whole, true and correct in all material respects as of the date hereof and at and as of the time of the Closing as though such representations and warranties were made at and as of such time (or, if made as of a specific date in the text of such representations and warranties, at and as of such date, provided that for purposes of this Section 11.2(a), the reference to “as the date hereof” in the first sentence of Article 4 shall be disregarded), and to the extent that any such representations and warranties are by their terms qualified by Material Adverse Effect, they shall be true in all respects.

(b) Performance of the Obligations of Seller. Seller shall have performed in all material respects all obligations required under this Agreement or any of the Ancillary Agreements to be performed by it on or before the Closing Date, and Buyer shall have received a certificate dated the Closing Date and signed by a duly authorized officer of Seller to that effect.

(c) Seller’s Deliveries. Seller shall have delivered, and Buyer shall have received, all of the items set forth in Section 3.2 and the Consents set forth on Schedule 6.3.

(d) No Violation of Orders. No preliminary or permanent injunction or other Order that declares this Agreement or any Ancillary Agreements invalid or unenforceable in any respect or that prevents the consummation of the transactions contemplated hereby or thereby shall be in effect.

(e) Entry of Bid Procedures Order. The Bid Procedures Order shall have been entered by the Bankruptcy Court.

(f) Approval of the Break-Up Fee. The Bankruptcy Court will have entered an Order approving the Break-Up Fee.

(g) Entry of Approval Order. The Sale Order shall have been entered by the Bankruptcy Court approving the transactions contemplated under this Agreement.

(h) No Material Adverse Effect. There shall not have occurred any Material Adverse Effect since the Agreement Date.

(i) HSR Approval. The HSR Approval shall have been obtained or any waiting period required thereunder shall have expired.

(j) Permits. The Buyer shall have received the Permits that are set forth on Schedule 11.2(j), which are necessary for Buyer to take title to all of the Acquired Assets at Closing and thereafter to operate all aspects of the Business; provided, however, that if Buyer has not received such Permits by the Termination Date, Seller may, in its sole discretion, extend the Termination Date by ten Business Days by providing Buyer with prior written notice of such extension.

If the Closing occurs, all conditions set forth in this Section 11.2 which have not been fully satisfied as of the Closing shall be deemed to have been fully waived by Buyer.

ARTICLE 12

TERMINATION AND EFFECT OF TERMINATION

12.1 Right of Termination. Notwithstanding anything to the contrary contained herein, this Agreement may be terminated only as provided in this Article 12. In the case of any such termination which is not automatic pursuant to Section 12.2(b) below, the terminating Party shall give proper written notice to the other Party specifying the provision pursuant to which the Agreement is being terminated.

12.2 Termination Rights. This Agreement may be terminated at any time before Closing:

(a) by mutual written consent of Seller and Buyer;

(b) automatically and without any action or notice by either Seller to Buyer, or Buyer to Seller, immediately upon:

(i) the issuance of a final and nonappealable Order by a Government authority to restrain, enjoin or otherwise prohibit the transfer of the Acquired Assets contemplated hereby;

(ii) approval by the Bankruptcy Court of an Alternative Transaction or Seller’s Bankruptcy Case being converted into a case under Chapter 7 of the Bankruptcy Code or dismissed; or

(iii) Buyer is not declared the winning bidder upon completion of the Auction;

(c) by Buyer:

(i) if the Bankruptcy Court has not entered the Sale Order by November 30, 2010 (or such later date as agreed to in writing by the Parties, the “Sale Order Date”);

(ii) if there has been a material violation or breach by Seller of any representation, warranty or covenant contained in this Agreement which (A) has rendered the satisfaction of any condition to the obligations of Buyer set forth in Section 11.2 impossible, (B) has not been waived by Buyer and (C) Buyer is not in material breach of this Agreement; or

(iii) at any time after 30 days following the entry of the Sale Order by the Bankruptcy Court (the “Termination Date”), if the Closing shall not have occurred and such failure to close is not caused by or the result of Buyer’s material breach of this Agreement; or

(d) by Seller:

(i) if there has been a material violation or breach by Buyer of any representation, warranty or covenant contained in this Agreement which (A) has rendered the satisfaction of any condition to the obligations of Seller set forth in Section 11.1 impossible, (B) has not been waived by Seller and (C) Seller is not in material breach of this Agreement; or

(ii) at any time after the Termination Date, if the Closing shall not have occurred and such failure to close is not caused by or the result of Seller’s material breach of this Agreement.

12.3 Deposit.

(a) If this Agreement is terminated pursuant to Sections 12.2(a), (b)(i), (ii), (iii), 12.2(c)(i), (ii) or (iii), Buyer shall be returned the Deposit (within two Business Days of such termination).

(b) If this Agreement is terminated pursuant to Sections 12.2(d)(i), Seller shall receive the Deposit (within two Business Days of such termination).

(c) Buyer and Seller hereby acknowledge that the obligation to deliver the Deposit (to the extent due hereunder) shall survive the termination of this Agreement and shall be paid pursuant to the terms herein.

12.4 Effect of Termination. If this Agreement is terminated pursuant to Section 12.2, this Agreement shall become null and void and have no effect (other than this Article 12 and Article 13, which shall survive termination) and none of Seller, Buyer or any of their respective Related Persons shall have any liability or obligation arising under or in connection with this Agreement except for any intentional breach occurring prior to the termination.

12.5 Specific Performance. Each of Seller and Buyer acknowledge and agree that the other Party would be damaged irreparably in the event any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Accordingly, in addition to any other remedy to which they may be entitled pursuant hereto (including receipt of the Deposit), nothing herein shall prevent either Party from seeking an injunction or injunctions to prevent a material or intentional breach of this Agreement by the other Party or from seeking to enforce specifically this Agreement and the terms and provisions hereof following an intentional breach of this Agreement by the other Party in any action.

ARTICLE 13

MISCELLANEOUS

13.1 Name Change of Chicago JV. Seller shall use its reasonable best efforts to cause the Chicago JV to change the Chicago JV’s name to another name that does not include the name “Chem Rx” within 60 days after the Closing.

13.2 Transition of Permits. To the extent that Buyer has not obtained all of the Permits which are necessary for Buyer to take title to all of the Acquired Assets at Closing and thereafter to operate all aspects of the Business at Closing, Seller shall use reasonable best efforts to maintain after the Closing such Permits that Buyer reasonably requests, at Buyer’s sole expense, until Buyer has obtained such Permits. Buyer shall indemnify Seller for and hold Seller harmless against any claim, expense or liability incurred without gross negligence, bad faith or willful misconduct on the part of the Seller in connection with Buyer’s use of Seller’s Permits.

13.3 Successors and Assigns. Except as otherwise provided in this Agreement, no party hereto (including Buyer’s Guarantor) shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other parties hereto (including Buyer’s Guarantor), which consent shall not be unreasonably withheld, and any such attempted assignment without such prior written consent shall be void and of no force and effect. This Agreement shall inure to the benefit of and shall be binding upon the successors and permitted assigns of the parties hereto.

13.4 Governing Law; Jurisdiction. This Agreement shall be construed, performed and enforced in accordance with, and governed by, the Laws of the State of Delaware in accordance with the laws applicable to contracts executed in such state (without giving effect to the principles of conflicts of Laws thereof), provided that, the validity and enforceability of all conveyance documents or instruments executed and delivered pursuant to this Agreement insofar as they affect title to real property shall be governed by and construed in accordance with the Laws of the jurisdiction in which such property is located. The Parties agree that the Bankruptcy Court shall retain sole jurisdiction over any legal action or proceeding with respect to this Agreement. Each of the Parties irrevocably waives any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens, which it may now or hereafter have to the bringing of any action or proceeding in such jurisdiction in respect of this Agreement or the transactions contemplated hereby.

13.5 Warranties Exclusive. The representations and warranties contained herein and in the Ancillary Agreements are the only representations or warranties given by Seller and all other express or implied warranties are disclaimed. Without limiting the foregoing, Buyer acknowledges that the Acquired Assets are conveyed “AS IS,” “WHERE IS” and “WITH ALL FAULTS” and that all warranties of merchantability, usage or suitability or fitness for a particular purpose are disclaimed. Without limiting the foregoing, Buyer further acknowledges that no material or information provided by or communications made by Seller or its agents will create any representation or warranty of any kind, whether express or implied, with respect to the Acquired Assets and the title thereto, the operation of the Acquired Assets, or the prospects (financial and otherwise), risks and other incidents of the Business.

13.6 No Survival of Representations and Warranties; Post-Closing. Both the Purchaser and Seller acknowledge and agree that Seller’s representations and warranties set forth in this Agreement shall expire on the Closing Date. Accordingly, for clarification purposes, it is acknowledged, understood and agreed by the Parties that Seller shall not have any liability or other obligation following the Closing with respect to any breach by it or claimed breach by it of any of its representations or warranties contained in this Agreement or any of the documents or instruments delivered or entered into by it in connection with this Agreement.

13.7 Mutual Drafting. This Agreement is the result of the joint efforts of Buyer and Seller, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the Parties and there is to be no construction against either Party based on any presumption of that Party’s involvement in the drafting thereof.

13.8 Expenses. Except as otherwise provided herein or in any Order of the Bankruptcy Court with respect to Buyer, each of the Parties shall pay its own expenses in connection with this Agreement and the transactions contemplated hereby, including any legal and accounting fees, whether or not the transactions contemplated hereby are consummated, except as provided in Section 9.3. Buyer shall pay the cost of all filing fees with respect to any Government Consents (including for HSR Approval) and Transaction Taxes payable upon or in connection with, and all surveys, title insurance policies and title reports obtained in connection with, this Agreement and the transactions contemplated hereby.

13.9 Broker’s and Finder’s Fees. Each of the Parties represents and warrants that it has not dealt with any broker or finder in connection with any of the transactions contemplated by this Agreement in a manner so as to give rise to any claims against the other Party for any brokerage commission, finder’s fees or other similar payout and each Party shall pay its own fees if any claim is made by a broker or finder.

13.10 Severability. In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect only if, after excluding the portion deemed to be unenforceable, the remaining terms shall provide for the consummation of the transactions contemplated hereby in substantially the same manner as originally set forth at the later of the date this Agreement was executed or last amended.

13.11 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given: (a) on the day of service if served personally on the Party to whom notice is to be given; (b) on the day of transmission if sent via facsimile transmission to the facsimile number given below, and confirmation of receipt is obtained during regular business hours on a Business Day and, if not, then on the following Business Day; (c) on the Business Day after delivery to Federal Express or similar overnight courier for overnight delivery; or (d) on the fifth day after mailing, if properly addressed and mailed to the Party to whom notice is to be given by first class, registered or certified mail, with postage prepaid, to the Party as follows:

If to Seller:

Chem Rx Corporation

750 Park Place

Long Beach, NY 11561

Attention: Gary M. Jacobs

Facsimile: (516) 889-8235

and

Robert S. Rosenfeld

Chief Restructuring Officer

ChemRx, et al.

C/o RSR Consulting, LLC

49 Roy Avenue

Massapequa, NY 11758

Facsimile: 516-308-3505

With a copy to:

Greenberg Traurig, LLP

200 Park Avenue

New York, NY 10166

Attention: Nancy A. Mitchell, Esq.

         Maria J. Diconza, Esq.

Facsimile: (212) 801-6400

and

Greenberg Traurig, LLP

The Nemours Building

1007 North Orange Street

Suite 1200

Wilmington, Delaware 19801

Attention: Scott D. Cousins, Esq.

Facsimile: (302) 661-7360

If to Buyer:

Chem Rx Acquisition Sub, LLC

c/o PharMerica Corporation

1901 Campus Place

Louisville, KY 40299

Attention: Thomas A. Caneris, Senior Vice President, General Counsel and Secretary

         Michael A. Culotta, Executive Vice President and Chief Financial Officer

Facsimile: (502) 627-7329

With a copy to:

Holland & Knight LLP

10 St. James Avenue

11th Floor

Boston, MA 02116

Attn: Jeffrey W. Mittleman, Esquire

Facsimile: (617) 878-1527

Any Party may change its address for the purpose of this Section 13.11 by giving the other Party written notice of its new address in the manner set forth above.

13.12 Amendments; Waivers. This Agreement may be amended or modified, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by the Parties, or in the case of a waiver, by the Party waiving compliance. Any waiver by any Party of any condition, or of the breach of any provision, term, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall not be deemed to be nor construed as a furthering or continuing waiver of any such condition, or of the breach of any other provision, term, covenant, representation or warranty of this Agreement.

13.13 Public Announcements. No Party shall make any press release or public announcement concerning the transactions contemplated by this Agreement without the prior written approval of the other Parties, unless a press release or public announcement is required by Law or Order of the Bankruptcy Court, or is reasonably necessary for approval of the transactions contemplated by this Agreement by the Bankruptcy Court. If any such announcement or other disclosure is required by Law or Order of the Bankruptcy Court, the disclosing Party shall give the nondisclosing Party or Parties prior notice of, and an opportunity to comment on, the proposed disclosure.

13.14 Entire Agreement.

(a) Except for the Confidentiality Agreement, this Agreement and the Ancillary Agreements contain the entire understanding among the Parties with respect to the transactions contemplated hereby and supersede and replace all prior and contemporaneous agreements and understandings, oral or written, with regard to such transactions. All documents and instruments delivered pursuant to any provision hereof are expressly made a part of this Agreement as fully as though completely set forth herein.

(b) All exhibits, Disclosure Schedules and schedules referenced herein are incorporated herein and expressly made a part of this Agreement as though completely set forth herein. All references to this Agreement herein or in any of the Exhibits, Disclosure Schedules or schedules shall be deemed to refer to this entire Agreement, including all exhibits, Disclosure Schedules and schedules. Any item or matter required to be disclosed on a particular section of the Disclosure Schedules pursuant to this Agreement shall be deemed to have been disclosed if information for such item or matter complying with such disclosure requirements is set forth on another section of the Disclosure Schedules under this Agreement and it is reasonably clear from the facts disclosed that such disclosure is applicable to such other sections in the Disclosure Schedules. The information contained in the Disclosure Schedules is disclosed solely for the purposes of this Agreement, and no information contained therein shall be deemed to be an admission by any Party to any third party of any matter whatsoever, including of any violation of law or breach of any agreement. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein shall have the meanings given to such terms in this Agreement.

13.15 Parties in Interest. Nothing in this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any Persons other than Seller and Buyer and their respective successors and permitted assigns. Nothing in this Agreement is intended to relieve or discharge the obligations or liability of any third Persons to Seller or Buyer. No provision of this Agreement shall give any third Persons any right of subrogation or action over or against Seller or Buyer.

13.16 Headings. The article and section headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

13.17 Construction. Unless the context of this Agreement otherwise requires, (a) words of any gender include the other gender, (b) words using the singular or plural number also include the plural or singular number, respectively, (c) the terms “hereof,” “herein,” “hereby,” and derivative or similar words refer to this entire Agreement as a whole and not to any other particular article, section or other subdivision, (d) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation,” (e) “shall,” “will,” or “agrees” are mandatory, and “may” is permissive, and (f) “or” is not exclusive.

13.18 Currency. Except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in United States currency.

13.19 Time of Essence. Time is of the essence of this Agreement. When calculating the period of time before which, within which or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

13.20 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute the same agreement. This Agreement and any signed agreement entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by facsimile (or equivalent electronic transmission), shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.

13.21 Further Assurances. At any time and from time to time prior to and after the Closing, Seller and Buyer shall, at the request of the other Party, execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, such instruments and other documents and perform or cause to be performed such acts and provide such information, as may reasonably be requested by any Party to evidence or effectuate the transactions contemplated hereunder in accordance with the terms hereof or for the performance by Seller or Buyer of any of their other respective obligations under this Agreement or the other instruments delivered in connection herewith.

13.22 Confidentiality Agreement. Each Party acknowledges that the terms of that certain confidentiality agreement between the Parties dated July 15, 2010 (the “Confidentiality Agreement”) shall remain in full force and effect following execution of this Agreement.

13.23 Buyer’s Parent Guaranty. Buyer’s Guarantor irrevocably guarantees each and every representation, warranty, covenant, agreement and obligation of the Buyer and the full and timely performance of its obligations under this Agreement. This is a guarantee of payment and performance, and not merely of collection, and Buyer’s Guarantor acknowledges and agrees that this guarantee is full and unconditional, and no release or extinguishment of the Buyer’s obligations or liabilities (other than in accordance with the terms of this Agreement), whether by decree in any bankruptcy proceeding or otherwise, shall affect the continuing validity and enforceability of this guarantee. The Buyer hereby waives, for the benefit of the Seller and its Affiliates, (a) any right to require the Seller or any of its Affiliates, as a condition of payment or performance by Buyer’s Guarantor, to proceed against the Buyer or pursue any other remedies whatsoever and (b) to the fullest extent permitted by law, any defenses or benefits that may be derived from or afforded by applicable law that limit the liability of or exonerate guarantors or sureties. Buyer’s Guarantor understands that the Seller and its Affiliates are relying on this guarantee in entering into this Agreement.

ARTICLE 14

DEFINITIONS

14.1 Certain Terms Defined. As used in this Agreement, the following terms shall have the following meanings:

“Acquired Assets” is defined in Section 1.1.

“Acquired Intellectual Property” is defined in Section 1.1(g).

“Action” means any demand, claim, action, suit or proceeding, arbitral action, inquiry, criminal prosecution or investigation by or before any Government authority.

“Adjustment Date” is defined in Section 10.2.

“Administrative Claim” shall mean an Allowed Claim under Sections 503(b) and 1114(e)(2) of the Bankruptcy Code or determined to be an Allowed Administrative Claim by a Final Order that is entitled to priority under Sections 507(a)(1) or 507(b) of the Bankruptcy Code, including any allowed Reclamation Claims or Claims allowed under Section 503(b)(9) of the Bankruptcy Code, for costs or expenses of administration of the Bankruptcy Cases including, without limitation, any actual and necessary expenses of operating the businesses of Seller or preserving the estates incurred after the Petition Date, and any and all fees and expenses of Professionals Filed under Sections 330, 331 or 503 of the Bankruptcy Code.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with such first Person where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, through the ownership of voting securities, by contract, as trustee, executor or otherwise.

“Agreement” is defined in the Introduction.

“Agreement Date” is defined in the Introduction to this Agreement.

“Allowed Claim” shall mean: (a) any Claim, proof of which is/was filed with the Bankruptcy Court or the Claims Agent on or before the date designated by the Bankruptcy Court as of the last date(s) for filing proofs of claim with respect to such Claim, or which has been or hereafter is scheduled by Seller as liquidated in amount and not disputed or contingent and which, in either case, is a Claim as to which no objection to the allowance thereof has been filed within the applicable period of limitation (if any) for objection to Claims fixed by the Bankruptcy Court, or as to which any objection has been determined by a Final Order of the Bankruptcy Court (allowing such Claim in whole or in part); (b) a Claim that is allowed (i) in any contract, instrument, or other agreement entered into in connection with any plan of reorganization, (ii) in a Final Order or (iii) pursuant to the terms of any plan of reorganization; or (c) a request for payment of an Administrative Claim, which is made before any administrative claims bar date, or otherwise has been deemed timely asserted under applicable law. Except as otherwise provided herein, in accordance with Section 502(d) of the Bankruptcy Code, a Claim held by any party that is subject to an Avoidance Action shall not be an Allowed Claim until such time as, and if permitted by, a Final Order is entered by the Bankruptcy Court on the Avoidance Action.

“Alternative Transaction” means a transaction or series of related transactions for the sale of all or substantially all of the Acquired Assets to a purchaser or purchasers other than Buyer.

“Ancillary Agreement” means, collectively, the agreements to be executed in connection with the transactions contemplated by this Agreement, including the agreements which are set forth in the Ancillary Agreement Schedule.

“Assigned Contracts” is defined in Section 1.1(e).

“Assigned Real Property” is defined in Section 1.1(b).

“Assignment and Assumption Agreement” is defined in Section 3.2(b).

“Assumed Benefit Plans” is defined in Section 1.1(r).

“Assumed Liabilities” is defined in Section 1.3.

“Auction” means the auction conducted pursuant to the Bid Procedures Order.

“Audits” is defined in Section 6.8.

“Avoidance Actions” means any and all claims and causes of action of Seller, arising under the Bankruptcy Code, including, without limitation, Sections 544, 545, 547, 548, 549 and 550 thereof.

“Bankruptcy Cases” is defined in the Preamble to this Agreement.

“Bankruptcy Code” means the Bankruptcy Reform Act of 1978, 11 U.S.C. §§ 101, et seq., as in effect on the Petition Date, and as amended effective as of the Petition Date.

“Bankruptcy Court” means the United States Bankruptcy Court for the District of Delaware or such other court having jurisdiction over the Bankruptcy Cases originally administered in the United States Bankruptcy Court for the District of Delaware.

“Bid Procedures” means bid procedures and bid protections substantially in the form attached hereto as Exhibit A hereto, including without limitation, provisions for a break up fee, standards for qualifying overbids, conduct of a bid resolution procedure, amounts of minimum overbids and bid increments, amounts of required deposits by bidders, and timing of entry of Bid Procedures Order (as defined below).

“Bid Procedures Order” means final order, substantially in the form attached hereto as Exhibit B hereto, authorizing the sale of the Acquired Assets and assumption and assignment of the Assigned Contracts pursuant to the Bid Procedures.

“Break-Up Fee” is defined in Section 9.3.

“Business” is defined in the Preamble to this Agreement.

“Business Day” means any day other than Saturday, Sunday and any day that is a legal holiday or a day on which banking institutions in New York, New York are authorized by Law or other Government action to close.

“Business Records” means all books, files and records to the extent they relate to the Acquired Assets or the Business, including, without limitation, customer lists, historical customer files, reports, plans, data, accounting and Tax records, healthcare records, product specifications, drawings, diagrams, training manuals, safety and environmental reports and documents, maintenance schedules, inventory records, business plans and marketing and all other studies, documents and records regardless of location.

“Buyer” is defined in the Introduction to this Agreement.

“Buyer’s Guarantor” is defined in the Introduction to this Agreement.

“Cash” means cash and cash equivalents, including, but not limited to, wire transfers, checks and other readily marketable direct obligations of the United States of America and certificates of deposit issued by banks.

“Cash Collateral” means cash collateral as used in Section 363 of the Bankruptcy Code.

“Cash Collateral Order” means an order in these Bankruptcy Cases approving Seller’s use of Cash Collateral on an interim or final basis, as such order is modified from time to time.

“Chicago JV” is defined in Section 1.2(o).

“Claim” means a claim against any or all of Seller, whether or not asserted, as defined in Section 101(5) of the Bankruptcy Code.

“Claims Agent” means the claims agent appointed by the Bankruptcy Court.

“Closing” is defined in Section 3.1.

“Closing Date” is defined in Section 3.1.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means agreements by and between Seller and labor union representatives on behalf of employees of Seller with respect to employee benefits, wages, hours and/or working conditions.

“Confidentiality Agreement” is defined in Section 13.22.

“Consent” means any consent, approval, authorization, qualification, waiver or notification of a Government or third Person if required after giving effect to applicable bankruptcy Law or the Sale Order.

“Contract” means any written contract, agreement, license, sublicense, lease, sublease, mortgage, instruments, guaranties, commitment, undertaking or other similar arrangement.

“Cure Amounts” means those amounts required to (a) cure outstanding defaults under Assigned Contracts arising prior to and existing as of the Petition Date (the “Prepetition Cure”) or (b) pay amounts under Assigned Contracts that arose after the Petition Date to the extent that such amounts were incurred in the Ordinary Course of Business and are not past due as of the Closing Date (the “Post-Petition Cure”), and, as to both the Prepetition Cure and the Post-Petition Cure, as and to the extent required by section 365(b) of the Bankruptcy Code not to exceed the amounts set forth on Schedule 1.1(e), or, in the event of a timely objection by a party to any such Assigned Contract to the amount listed on Schedule 1.1(e) and Buyer’s determination not to remove such agreement from the list of Assigned Contracts in Schedule 1.1(e), in such other amount as determined by order of the Bankruptcy Court or agreement of the Seller, Buyer and the party to the Assigned Contract.

“Customer Contracts” is defined in Section 1.1(e).

“Deposit” is defined in Section 2.2.

“Designation Right Contracts” is defined in Section 1.5.

“Designation Right Period” is defined in Section 1.5.

“Disclosure Schedule” means the disclosure schedules accompanying this Agreement.

“Eligible Records” means all of the following records of Seller, only to the extent such books and records (a) are existing and in the control and possession of Seller as of the Closing Date or (b) are reasonably accessible by Seller as of the request date: corporate seals, minute books, charter documents, corporate stock record books, original Tax and financial records, and all books and records, including electronic and computerized records, that relate to the pre-Closing business, operations, assets and properties related to the Business not included in the Business Records.

“Employee Benefit Plans” means: (a) any employee benefit plans, as defined in Section 3(3) of ERISA and any “multi-employer plan” as defined in Section 3(37) of ERISA or each deferred compensation and each bonus or other incentive compensation, stock purchase, stock option and other equity related compensation plan, program, agreement or arrangement; each medical, surgical, hospitalization, life insurance and other “welfare” plan, fund or program (within the meaning of Section 3(1) of ERISA); (b) each profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA); (c) each employment, termination, change in control, retention or agreement or arrangement; (d) and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to, or required to be contributed to, by Seller or an ERISA Affiliate or to which Seller or an ERISA Affiliate is party, whether written or oral, for the benefit of any director or employee or former director or employee of Seller or any former subsidiary of the Seller.

“Employees” is defined in Section 8.1.

“Employment Contracts” is defined in Section 1.1(d).

“Entitled Real Property” is defined in Section 1.1(b).

“Environmental Law” means any Law, Order or other requirement of Law for the protection of the environment, or for the manufacture, use, transport, treatment, storage, disposal, release or threatened release of Hazardous Materials, petroleum products, asbestos, urea formaldehyde insulation, polychlorinated biphenyls or any substance listed, classified or regulated as “hazardous” or “toxic” or any similar term under such Environmental Law.

“Equipment” is defined in Section 1.1(c).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that with Seller is: (a) member of a controlled group of corporations within the meaning of Section 414(b) of the Code; (b) a member of a group of trades or businesses under common control within the meaning of Section 414(c) of the Code; (c) a member of an affiliated service group within the meaning of Section 414(m) of the Code; or (d) a member of a group of organizations required to be aggregated under Section 414(o) of the Code.

“Escrow Agent” means the escrow agent designated by Seller and Buyer to hold the Deposit in escrow in accordance with an escrow agreement executed on the Agreement Date between the Parties and the Escrow Agent.

“Estate” or “Estates” means the estate of each or the estates of all of Seller.

“Excluded Assets” is defined in Section 1.2.

“Excluded Liabilities” is defined in Section 1.4.

“FF&E” means all equipment, machinery, fixtures, furniture and other tangible property owned by Seller located at any of Seller’s Business locations or used or useful in the operation of the Business and Acquired Assets (including all such property that is damaged), including, without limitation, all attachments, appliances, lighting fixtures, signs, doors, partitions, plumbing, heating, air conditioning, wiring, telephones, security systems, carpets, floor coverings, wall coverings, office equipment, combinations, codes and keys, and any other furniture, fixtures, equipment and improvements.

“Final Order” means an Order entered by the Bankruptcy Court or any other court exercising jurisdiction over the subject matter and the Parties, as to which (a) no appeal, certiorari proceeding or other review reconsideration or rehearing has been requested or is still pending and (b) the time for filing a notice of appeal or petition for certiorari or further review reconsideration or rehearing has expired.

“GAAP” means United States generally accepted accounting principles and practices in effect from time to time applied consistently throughout the periods involved.

“Government” means any agency, division, subdivision, audit group, procuring office or governmental or regulatory authority in any event or any adjudicatory body thereof, of the United States, any state thereof or any foreign government.

“Hazardous Materials” or “Hazardous Substance” means all explosive or radioactive substances or wastes, and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended, and any rules or regulations promulgated thereunder.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“HSR Approval” is defined in Section 7.5.

“Improvements” mean the definition in Section 1.1(c).

“Insured Plans” is defined in Section 4.12(a).

“Intellectual Property Rights” means (a) all patents and applications therefor, including continuations, divisionals, continuations-in-part or reissue patent applications and patents issuing thereon including any foreign counterparts thereof, (b) all trademarks, service marks, trade names, service names, brand names, all trade dress rights, logos, Internet domain names and corporate names and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof, (c) copyrights and registrations and applications therefor and works of authorship and mask work rights and (d) discoveries, concepts, ideas, research and development, know-how, formulae, inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, compositions, manufacturing and production processes and techniques, technical data, procedures, designs, drawings, specifications, databases and other proprietary and confidential information, including customer lists, supplier lists, pricing and cost information and business and marketing plans and proposals of Seller, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein and, in each case, all related technology, whether presently existing or created or acquired anywhere in the world between the date of this Agreement and the Closing Date.

“Inventory” is defined in Section 1.1(f).

“IRS” means the Internal Revenue Service.

“Knowledge” of Seller with respect to a given matter means the actual knowledge after reasonable inquiry of the executive officers of Seller listed on the Seller Knowledge Schedule, given their respective positions with, and authority with respect to, Seller.

“Law” means any federal, state, local or foreign law, statute, code, ordinance, rule or regulation.

“Leased Real Property” is defined in Section 1.1(a).

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits, proceeds (public or private), or claims of any proceedings by or before a court or other Government authority.

“Liability” means any debt, liability, commitment or obligation of any kind (whether direct or indirect, known or unknown, fixed, absolute or contingent, matured or unmatured, asserted or not asserted, accrued or unaccrued, liquidated or unliquidated).

“Lien” means any charge against or interest in property to secure payment of a debt or performance of an obligation.

“Material Adverse Effect” means any circumstances, state of facts, event, change or effect that would reasonably be expected to have or that results in a material adverse effect on (i) Seller’s operations (financial or otherwise), taken as a whole, or (ii) Seller’s ability to close the transactions contemplated by this Agreement and the Ancillary Agreements (except as permitted under this Agreement); provided, however, that any adverse effect resulting from any circumstances, state of facts, event, change or effect caused by events, changes or developments relating to any of the following shall not be a Material Adverse Effect: (a) changes in conditions in the U.S. or global economy generally or the U.S. or global capital, credit or financial markets generally, including changes in commercial bank loan interest rates or currency exchange rates; (b) changes in, or required by, applicable law or general legal, Tax, regulatory or political conditions; (c) changes required by GAAP; (d) acts of war (whether or not declared), armed hostilities, sabotage or terrorism occurring after the date of this Agreement or the continuation, escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement; (e) earthquakes, hurricanes, floods, or other natural disasters; (f) changes generally affecting the pharmacy industry; (g) the effect of the negotiation, execution, announcement or pendency of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated by this Agreement on any of Seller’s relationships, contractual or otherwise, with customers, providers, suppliers, vendors, lenders, strategic venture partners or employees; (h) any affirmative action knowingly taken by Buyer or any of their respective Affiliates; (i) any action taken by any of Seller or its Affiliates at the express request of Buyer; (j) the failure by Seller to meet any projections, estimates or budgets for any period prior to, on or after the date of this Agreement; (k) strikes, work stoppages or other labor disturbances; and (l) the Bankruptcy Cases.

“Maximum Audit Expense” is defined in Section 6.8.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of the Government.

“Ordinary Course of Business” means the conduct of the Business in substantially the same manner as conducted as of the date of this Agreement and in compliance with applicable Law in all material respects, after taking into consideration changes that are a result of, relating to, in connection with or resulting from the Bankruptcy Cases.

“Organizational Amendments” is defined in Section 6.6.

“Organizational Documents” is defined in Section 4.3.

“Other Contracts” is defined in Section 1.1(d).

“Parent” is defined in the Introduction to this Agreement.

“Party” or “Parties” is defined in the Introduction to this Agreement.

“Payment Programs” means Medicare, TRICARE, Medicaid, worker’s compensation programs, Blue Cross/Blue Shield programs, and all other similar third-party reimbursement and payment programs, including those offered or administered by health maintenance organizations, preferred provider organizations, health benefit plans, or health insurance plans.

“Permits” means any permits, authorizations, approvals, consents, registrations, certificates and licenses relating to the Business issued by any Government (and pending applications for the foregoing).

“Permitted Liens” means: (a) statutory Liens for current Taxes, assessments and other Government charges that are not yet due and payable or that, although due and payable, are being contested in good faith; (b) mechanics’, materialmen’s, warehouseman’s and similar Liens that relate to Assumed Liabilities; (c) such covenants, conditions, restrictions, easements, encroachments or encumbrances, or any other state of facts, that do not materially interfere with the present occupancy of the Assigned Real Property or the use of such Assigned Real Property as it has been used by Seller in the Business prior to the Closing Date; (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Government having jurisdiction over real property; or (e) a lessor’s interest in, and any mortgage, pledge, security interest, encumbrance, lien (statutory or other) or conditional sale agreement on or affecting a lessor’s interest in, property underlying any of the Real Estate Leases.

“Person” shall have the meaning ascribed to such term in Section 101(41) of the Bankruptcy Code.

“Petition Date” means May 11, 2010.

“Purchase Orders” is defined in Section 1.1(e).

“Purchase Price” is defined in Section 2.1.

“Real Estate Leases” is defined in Section 1.1(a).

“Related Person” means, with respect to any Person, all past, present and future Affiliates, directors, officers, members, managers, stockholders, employees, controlling persons, agents, professionals, attorneys, accountants, investment bankers or representatives of any such Person.

“Sale Order” means an order, substantially as set forth on Exhibit C hereto (i) approving the sale contemplated hereunder to Buyer and authorizing and directing Seller to execute, deliver, perform under, consummate and implement the Agreement, and containing such findings, including, but not limited to, findings of good faith, no collusive bidding and adequacy of consideration, and authorizing the sale to Buyer of the Acquired Assets free and clear of all liens, claims and encumbrances, (ii) approving assumption by Seller and assignment to Buyer of the Assigned Contracts and Assigned Real Property, (iii) providing that, except as otherwise provided and agreed to, liens, claims, interests, liabilities, obligations, encumbrances, charges and interests of any kind asserted under Laws, rules, regulations or Orders imposing a stamp tax, transfer tax or similar tax arising from the transfer of the Acquired Assets to Buyer or any sales tax and any other taxes of Seller relating to a pre-Closing period shall be the responsibility of Seller and shall not be asserted against Buyer, except as to transfer taxes which shall be paid as agreed by Buyer and Sellers in the Agreement, and (iv) determining that Buyer is not a successor to any Seller or otherwise liable for any of the Seller’s Liabilities (other than the Assumed Liabilities) and permanently enjoining all Persons from commencing, continuing or otherwise pursuing or enforcing any remedy, claim, Action or Lien against Buyer or the Acquired Assets.

“Sale Order Date” is defined is Section 12.2.

“Seller” is defined in the Introduction to this Agreement.

“Seller Intellectual Property” is defined in Section 4.10.

“Straddle Period” is defined in Section 10.2.

“Subsidiaries” is defined in the Introduction of this Agreement.

“Supplier Contracts” is defined in Section 1.1(d).

“Tax Return” means any report, return, information return, filing or other information, including any schedules, exhibits or attachments thereto, and any amendments to any of the foregoing required to be filed or maintained in connection with the calculation, determination, assessment or collection of any Taxes (including estimated Taxes).

“Taxes” means (a) all taxes, however denominated, and all like charges, levies, duties, imposts or other assessments, including any interest, penalties or additions to tax that may become payable in respect thereof, imposed by any Government, which taxes shall include all income taxes, Transaction Taxes, payroll and employee withholding, unemployment insurance, social security (or similar), sales and use, excise, franchise, gross receipts, occupation, real and personal property, stamp, transfer, workmen’s compensation, customs duties, registration, documentary, value added, alternative or add-on minimum, estimated, environmental (including taxes under Section 59A of the Code) and other obligations of the same or a similar nature, whether arising before, on or after the Closing Date and (b) any transferee, successor or other liability in respect of Taxes of another (whether by contract or otherwise) and any liability in respect of any Taxes as a result of any company being a member of any “affiliated group” as defined in Section 1504 of the Code, or any analogous combined, consolidated or unitary group defined under state, local or foreign Tax Law.

“Termination Date” is defined in Section 12.2(c).

“Transferred Employee” is defined in Section 8.1.

“Transaction Taxes” is defined in Section 10.1.

“WARN Act” means the Worker Adjustment and Retraining Notification Act, 29 U.S.C. Section 2101, et seq.

*            *             *            *            *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

CHEM RX CORPORATION	CHEMRX/SALERNO’S, LLC

By:	By:
Name:	Name:
Title:	Title:

B.J.K. INC.	CHEMRX-BOCA RATON, LLC

By:	By:
Name:	Name:
Title:	Title:

CHEMRX NEW JERSEY, LLC	CHEMRX CARE, LLC

By:	By:
Name:	Name:
Title:	Title:

Signature Page to Asset Purchase Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

BUYER

CHEM RX ACQUISITION SUB, LLC

By:
Name:
Title:

Solely for the guaranty obligations set forth in Section 13.23:

BUYER’S GUARANTOR

PHARMERICA CORPORATION

By:
Name:
Title:

Signature Page to Asset Purchase Agreement